15057 Stony Plain Road, Suite 200
Edmonton, Alberta, Canada T5P 4W1
780.455.4181

October 29, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:         Mark P. Shuman, Branch Chief – Legal
Melissa Walsh – Accounting Examiner

Dear Mr. Shuman & Ms. Walsh:

Re:       Desert Canadians Ltd.
Registration Statement on Form S-1/A Amendment No. 2
Filed:  October 20, 2010
File No. 333-168025

I am the President and Chief Executive Officer of Desert Canadians Ltd. (the “Company”) and write this letter on its behalf.  At this time the Company respectfully applies for an acceleration of the effective date of its amended Registration Statement for Wednesday, November 3, 2010 at 9:00 AM EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company, and in connection with the acceleration request it also acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any additional information.

Yours truly,

/s/ Carol Callaghan
Carol Callaghan
President and Chief Executive Officer